Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.

SUPPLEMENT NO. 19 DATED NOVEMBER 29, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007, Supplement No. 8 dated May 25, 2007, Supplement No. 9 dated June 20, 2007, Supplement No. 10 dated July 17, 2007, Supplement No. 11 dated August 8, 2007, Supplement No. 12 dated August 17, 2007, Supplement No. 13 dated September 12, 2007, Supplement No. 14 dated September 20, 2007, Supplement No. 15 dated October 9, 2007, Supplement No. 16 dated October 11, 2007, Supplement No. 17 dated October 31, 2007 and Supplement No. 18 dated November 21, 2007 relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 19 is to disclose:

•	the status of our initial public offering;

•	new permanent financing for Northmeadow Medical Center in Roswell, Georgia; and

•	our recent acquisition of the Tucson Medical Office Portfolio in Tucson, Arizona.

Status of Our Initial Public Offering

As of November 16, 2007, we had received and accepted subscriptions in our offering for 18,811,604 shares of our common stock, or approximately $187,879,000, excluding shares issued under our distribution reinvestment plan.

Northmeadow Medical Center Permanent Financing

On November 20, 2007, we, through NNN Healthcare/Office REIT Northmeadow, LLC, entered into a secured loan with Equitrust Life Insurance Company, or Equitrust, as evidenced by a Secured Installment Note in the principal amount of $8,000,000, or the Northmeadow note. The Northmeadow note is secured by a Deed to Secure Debt, Security Agreement and Financing Statement with Absolute Assignment of Rents and Leases, on the Northmeadow Medical Center located in Roswell, Georgia, or the Northmeadow property, which we acquired on November 15, 2007, and guaranteed pursuant to a Guaranty by which NNN Healthcare/Office REIT, Inc. shall be personally liable for any loss, damage, cost and expense incurred by Equitrust arising out of certain circumstances detailed in the Guaranty. The loan matures on December 1, 2014, and provides for monthly principal and interest payments due on the first day of each calendar month. The loan bears interest at a per annum rate of 5.99%, with monthly principal and interest payments in the amount of $51,495.22 beginning January 1, 2008. After the maturity date, in the event of a default, or if upon the failure to pay any monthly payment upon its due date, the loan bears interest at a per annum default interest rate equal to the greater of: (a) 10.99%, or (b) the J.P. Morgan Bank Prime Rate plus 5.00%. The loan may not be prepaid in whole or in part during the first year of the loan. After the first year, the loan may be prepaid in whole, but not in part, upon payment of a prepayment premium equal to the greater of: (a) 1.00% of the then outstanding principal balance of the indebtedness evidenced by the Northmeadow note, or (b) the Yield Maintenance Premium, as defined in the Northmeadow note. No prepayment premium shall be assessed should the loan be prepaid in full within 27 months of the maturity date. The loan documents contain certain customary representations, warranties, covenants, reserves and indemnities. The cash proceeds, net of closing costs and prepaid interest for the period of November 20, 2007 to December 1, 2007, of approximately $7,882,000, were used to reimburse funds that we originally used to finance the acquisition of the Northmeadow property.

Acquisition of the Tucson Medical Office Portfolio

On November 20, 2007, we, through our wholly-owned subsidiary, NNN Healthcare/Office REIT Tucson Medical Office, LLC, acquired a fee simple interest in certain real property located at 2001 W. Orange Grove Road, Tucson, Arizona, or the Desert Life property, and a long-term leasehold interest in certain real property located at 6261 North La Cholla Boulevard, Tucson, Arizona, or the La Cholla property, located in Tucson, Arizona, which we collectively refer to as the Tucson Medical Office Portfolio, from unaffiliated third parties for a total purchase price of $21,050,000, plus closing costs.

Financing and Fees

We used $22,000,000 in borrowings under the $50,000,000 line of credit we obtained from LaSalle Bank National Association, as disclosed in Supplement No. 14 dated September 20, 2007, to finance the purchase price of the Tucson Medical Office Portfolio as well as to pay closing costs and for working capital. An acquisition fee of $632,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate.

Description of the Property

The Tucson Medical Office Portfolio is a two project portfolio comprised of seven multi-tenant medical office buildings located on 10.2 acres of land on the Northwest Medical Center campus in Tucson, Arizona. The Desert Life property consists of six multi-tenant contiguous buildings built between 1979 and 1980, that contain approximately 56,000 square feet of gross leasable area that is currently 59.6% leased. The La Cholla Medical Building, built in 1994, contains approximately 55,000 square feet of gross leasable area that is currently 68.9% leased.

The principal businesses occupying the buildings are healthcare providers and researchers. Tenants typically require proximity to the Northwest Medical Center, a 300-bed full-service hospital, which is located within walking distance to the Tucson Medical Office Portfolio. The three largest tenants, Fresenius Medical Care North America, Genova Clinical Research and Laboratory Corporation of America, have been occupants of the property since 2007, 2005, and 1993, respectively.

Fresenius leases approximately 10,000 square feet pursuant to a lease that expires in April 2017. Fresenius provides dialysis care, products and services. The rental rate per annum for Fresenius is approximately $227,000, or $23.00 per square foot.

Genova leases approximately 8,000 square feet pursuant to a lease that expires in October 2009. Genova provides research services for the pharmaceutical industry. The rental rate per annum for Genova is approximately $62,000, or $20.80 per square foot.

Laboratory Corporation of America leases approximately 7,000 square feet pursuant to a lease that expires in May 2008. Laboratory Corporation operates a nationwide network of medical testing locations and patient service centers. The rental rate per annum for Laboratory Corporation of America is approximately $137,000, or $20.47 per square foot.

Triple Net Properties Realty, Inc. will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Tucson Medical Office Portfolio as provided in our advisory agreement.

The Tucson Medical Office Portfolio faces competition from other nearby medical office buildings that provide comparable services. Most of the medical office buildings with which the Tucson Medical Office Portfolio competes are located on or near the Northwest Medical Center campus.

Management currently has minimal renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Tucson Medical Office Portfolio will be approximately $19.6 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. For 2006, the Tucson Medical Office Portfolio paid real estate taxes of approximately $154,000 at a primary rate of 8.4194% and a secondary rate of 6.0461%.

The following table sets forth the lease expirations of the Tucson Medical Office Portfolio for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

		Total	Gross	% of Gross
		Square	Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2007	5	14,269	$292,062	18.58%
2008	3	4,550	$89,452	5.69%
2009	9	20,513	$444,246	28.26%
2010	5	12,623	$272,118	17.31%
2011	4	9,189	$205,022	13.04%
2012	2	1,870	$42,037	2.67%
2013	—	—	$—	—
2014	—	—	$—	—
2015	—	—	$—	—
2016	2	9,861	$226,803	14.43%

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